Filed Pursuant to Rule 433

Registration No. 333-230656

Free Writing Prospectus dated October 29, 2019

DTE ENERGY COMPANY

Concurrent Offerings of

2,400,000 Shares of Common Stock, without par value

(the “Common Stock Offering”)

23,000,000 Equity Units

(Initially Consisting of 23,000,000 Corporate Units)

(the “Equity Units Offering”)

Pricing Term Sheet dated

October 29, 2019

The information in this pricing term sheet relates to the Common Stock Offering and the Equity Units Offering (together, the “Offerings”) and should be read together with (i) the preliminary prospectus supplement dated October 28, 2019, relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus Supplement”), and (ii) the preliminary prospectus supplement dated October 28, 2019, relating to the Equity Units Offering (the “Equity Units Preliminary Prospectus Supplement” and, together with the Common Stock Preliminary Prospectus Supplement, the “Preliminary Prospectus Supplements”), in each case including the documents incorporated by reference therein and the related base prospectus dated April 1, 2019, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended (Registration Statement File No. 333-230656). Terms used but not defined herein, with respect to either Offering, have the meanings ascribed to them in the applicable Preliminary Prospectus Supplement.

Company	DTE Energy Company, a Michigan corporation

Common Stock Ticker	Our common stock is listed on the New York Stock Exchange under the symbol “DTE”

Pricing Date	October 29, 2019.

Trade Date	October 30, 2019.

Closing Price of the Company’s Common Stock on October 29, 2019	$126.59 per share.

Settlement Date	November 1, 2019.

Registration Format	SEC Registered.

Senior Notes Offering	The Company has offered and agreed to sell, by means of a separate prospectus supplement, $500,000,000 aggregate principal amount of its 2019 Series G 2.25% Senior Notes due 2022 and $300,000,000 aggregate principal amount of its 2019 Series H 2.95% Senior Notes due 2030 (the “Senior Notes Offering”). Neither Offering is contingent on the completion of the Senior Notes Offering, and the Senior Notes Offering is not contingent on the completion of either Offering.

The Company expects that it will receive net proceeds, after deducting underwriting discounts and commissions and estimated offering expenses, of approximately $793 million from the Senior Notes Offering.

Use of Proceeds

The Company expects that it will receive net proceeds of approximately $294 million from the sale of Common Stock in the Common Stock Offering after deducting the Underwriting Discounts and Commissions and estimated offering expenses. The Company estimates that it will receive net proceeds of approximately $339 million if the underwriters of the Common Stock Offering exercise their option to purchase additional shares of Common Stock in full.

The Company estimates that it will receive net proceeds of approximately $1.119 billion from the sale of Corporate Units in the Offering after deducting the Underwriting Discounts and Commissions and estimated offering expenses. The Company estimates that it will receive net proceeds of approximately $1.265 billion if the underwriters of the Equity Units Offering exercise their option to purchase additional Corporate Units in full.

The Company expects to the use the proceeds from the Offerings and from the Senior Notes Offering to finance the Transaction. None of the Common Stock Offering, Equity Units Offering and Senior Notes Offerings are contingent upon any other offering. See “Use of Proceeds” in each Preliminary Prospectus Supplement.

Common Stock Offering

Title of Securities	Common Stock, no par value, of the Company (the “Common Stock”).

Number of Shares of Common Stock Offered	2,400,000 (or 2,760,000 if the underwriters of the Common Stock Offering exercise their option to purchase up to 360,000 additional shares of Common Stock in full).

Common Stock Public Offering Price

$126.00 per share of Common Stock.

$302,400,000 in aggregate (or $347,760,000 if the underwriters of the Common Stock Offering exercise their option to purchase up to 360,000 additional shares of Common Stock in full).

Underwriting Discounts and Commissions

$3.15 per share of Common Stock.

$7,560,000 in aggregate (or $8,694,000 if the underwriters of the Common Stock Offering exercise their option to purchase up to 360,000 additional shares of Common Stock in full).

The underwriters of the Common Stock Offering propose to offer the shares of Common Stock to dealers at the Common Stock Public Offering Price less a concession not in excess of $1.89 per share of Common Stock.

Joint Book-Running Managers	Barclays Capital Inc. BofA Securities, Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC Citigroup Global Markets Inc. Scotia Capital (USA) Inc.

Senior Co-Managers

BMO Capital Markets Corp.

BNP Paribas Securities Corp.

BNY Mellon Capital Markets, LLC

BTIG, LLC

Fifth Third Securities, Inc.

KeyBanc Capital Markets Inc.

Mizuho Securities USA LLC

Morgan Stanley & Co. LLC

MUFG Securities Americas Inc.

SunTrust Robinson Humphrey, Inc.

TD Securities (USA) LLC

Co-Managers	Comerica Securities, Inc. PNC Capital Markets LLC The Williams Capital Group, L.P.

CUSIP for the Common Stock	233331 107

ISIN for the Common Stock	US233331 1072
Equity Units Offering

Title of Securities	Equity Units that will each have a stated amount of $50.00 and will initially be in the form of a Corporate Unit consisting of a purchase contract issued by the Company and, initially, a 1/20, or 5%, undivided beneficial ownership interest in $1,000 principal amount of 2019 Series F 2.25% Remarketable Senior Notes due 2025 to be issued by the Company (each being referred to as a “Note”).

Number of Equity Units Offered	23,000,000 (or 26,000,000 if the underwriters of the Offering exercise their option to purchase up to 3,000,000 additional Corporate Units in full).

Aggregate Offering Amount	$1,150,000,000 (or $1,300,000,000 if the underwriters of the Offering exercise their option to purchase up to 3,000,000 additional Corporate Units in full).

Stated Amount per Equity Unit	$50.00.

Corporate Unit Public Offering Price	$50.00 per Corporate Unit. $1,150,000,000 in aggregate (or $1,300,000,000 if the underwriters of the Offering exercise their option to purchase up to 3,000,000 additional Corporate Units in full).

Underwriting Discounts and Commissions

$1.25 per Corporate Unit.

$28,750,000 in aggregate (or $32,500,000 if the underwriters of the Offering exercise their option to purchase up to 3,000,000 additional Corporate Units in full).

The underwriters of the Offering propose to offer the Corporate Units to selling group members at the Corporate Unit Public Offering Price less a selling concession not in excess of $0.75 per Corporate Unit.

Interest Rate on the Notes	2.25% per year, subject to modification in connection with a successful remarketing, as described in the Equity Units Preliminary Prospectus Supplement.

Contract Adjustment Payment Rate	4.00% per year or $2.00 per year on the Stated Amount per Equity Unit, subject to the Company’s right to defer contract adjustment payments, as described in the Equity Units Preliminary Prospectus Supplement.

Deferred Contract Adjustment Payments	Deferred contract adjustment payments will accrue additional contract adjustment payments at the rate equal to 6.25% per annum (which is equal to the Total Distribution Rate on the Corporate Units) compounded on each contract adjustment payment date to, but excluding, the contract adjustment payment date on which such deferred contract adjustment payments are paid.

Total Distribution Rate on the Corporate Units	6.25% per annum.

Reference Price	$126.00 (subject to adjustment, as described in the Equity Units Preliminary Prospectus Supplement), which equals the Common Stock Public Offering Price in the Company’s Common Stock Offering.

Threshold Appreciation Price	$157.50 (subject to adjustment, as described in the Equity Units Preliminary Prospectus Supplement), which represents appreciation of 25.00% over the Reference Price.

Minimum Settlement Rate	0.3175 shares of the Company’s common stock (subject to adjustment, as described in the Equity Units Preliminary Prospectus Supplement), which is approximately equal to the $50.00 Stated Amount per Equity Unit, divided by the Threshold Appreciation Price.

Maximum Settlement Rate	0.3968 shares of the Company’s common stock (subject to adjustment, as described in the Equity Units Preliminary Prospectus Supplement), which is approximately equal to the $50.00 Stated Amount per Equity Unit, divided by the Reference Price.

Purchase Contract Settlement Date	November 1, 2022 (or if such day is not a business day, the following business day).

Note Maturity Date	November 1, 2025, subject to the Company’s right to move up the Note Maturity Date in connection with a successful remarketing, as described in the Equity Units Preliminary Prospectus Supplement.

Joint Book-Running Managers	Barclays Capital Inc. BofA Securities, Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC Citigroup Global Markets Inc. Scotia Capital (USA) Inc.

Senior Co-Managers

BMO Capital Markets Corp.

BNP Paribas Securities Corp.

BNY Mellon Capital Markets, LLC

Fifth Third Securities, Inc.

KeyBanc Capital Markets Inc.

Mizuho Securities USA LLC

Morgan Stanley & Co. LLC

MUFG Securities Americas Inc.

SunTrust Robinson Humphrey, Inc.

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

Co-Managers	Comerica Securities, Inc. PNC Capital Markets LLC The Williams Capital Group, L.P.

Listing	The Company will apply to list the Corporate Units on the New York Stock Exchange and expects trading to commence within 30 days of the date of initial issuance of the Corporate Units under the symbol “DTP”.

CUSIP for the Corporate Units	233331 842

ISIN for the Corporate Units	US2333318424

CUSIP for the Treasury Units	233331 834

ISIN for the Treasury Units	US2333318341

CUSIP for the Notes	233331 BD8

ISIN for the Notes	US233331BD84

Anticipated Ratings for the Corporate Units*	Baa2 (Moody’s) / BBB- (S&P) / BBB+ (Fitch).

Allocation of the Purchase Price	At the time of issuance, for purposes of the “Accounting Treatment” and “Description of the Equity Units—Agreed U.S. Federal Income Tax Treatment” sections of the Equity Units Preliminary Prospectus Supplement, the fair market value of the applicable ownership interest in the Notes will be $50 (or 100% of the issue price of a Corporate Unit) and the fair market value of each purchase contract will be $0 (or 0% of the issue price of a Corporate Unit).

Early Settlement	Subject to certain conditions described under “Description of the Purchase Contracts—Early Settlement” in the Equity Units Preliminary Prospectus Supplement, a holder of Corporate Units or Treasury Units may settle the related purchase contracts at any time prior to 4:00 p.m., New York City time, on the second business day immediately preceding the Purchase Contract Settlement Date, other than during a blackout period (as described in the Equity Units Preliminary Prospectus Supplement). An early settlement may be made only in integral multiples of 20 Corporate Units or 20 Treasury Units; however, if the Treasury portfolio has replaced the Notes as a component of the Corporate Units following a successful optional remarketing, holders of Corporate Units may settle early only in integral multiples of 32,000 Corporate Units. If a purchase contract is settled early, the number of shares of common stock to be issued per purchase contract will be equal to the Minimum Settlement Rate (subject to adjustment, as described in the Equity Units Preliminary Prospectus Supplement).

Early Settlement Upon a Fundamental Change	Subject to certain conditions described under “Description of the Purchase Contracts—Early Settlement Upon a Fundamental Change,” following a “fundamental change” (as defined in the Equity Units Preliminary Prospectus Supplement) that occurs prior to the 20th business day preceding the Purchase Contract Settlement Date, each holder of a purchase contract will have the right to accelerate and settle the purchase contract early on the fundamental change early settlement date (as defined in the Equity Units Preliminary Prospectus Supplement) at the settlement rate determined as if the applicable market value equaled the stock price (as defined in the Equity Units Preliminary Prospectus Supplement), plus an additional make-whole amount of shares (such additional make-whole amount of shares being hereafter referred to as the “make-whole shares”). This right is referred to as the “fundamental change early settlement right.”

The number of make-whole shares per purchase contract applicable to a fundamental change early settlement will be determined by reference to the table below, based on the date on which the fundamental change occurs or becomes effective (the “effective date”) and the “stock price” (as defined in the Equity Units Preliminary Prospectus Supplement) for the fundamental change:

Stock Price on Effective Date

Effective Date	$45.00	$65.00	$85.00	$105.00	$126.00	$140.00	$157.50	$190.00	$225.00	$260.00	$295.00	$330.00	$365.00	$400.00
November 1, 2019	0.0933	0.0634	0.0450	0.0259	0.0000	0.0278	0.0518	0.0329	0.0231	0.0184	0.0156	0.0136	0.0120	0.0108
November 1, 2020	0.0632	0.0431	0.0312	0.0171	0.0000	0.0188	0.0414	0.0228	0.0153	0.0122	0.0105	0.0092	0.0081	0.0073
November 1, 2021	0.0321	0.0219	0.0164	0.0092	0.0000	0.0095	0.0283	0.0110	0.0073	0.0061	0.0053	0.0046	0.0041	0.0037
November 1, 2022	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The stock prices set forth in the second row of the table above (i.e., the column headers) will be adjusted upon the occurrence of certain events requiring anti-dilution adjustments to the fixed settlement rates in a manner inversely proportional to the adjustments to the fixed settlement rates, as described in the Equity Units Preliminary Prospectus Supplement.

The exact stock price and effective date applicable to a fundamental change may not be set forth on the table, in which case:

• if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table,

the amount of make-whole shares will be determined by straight line interpolation between the make-whole share amounts set forth for the higher and lower stock prices and the earlier and later two effective dates based on a 365-day year, as applicable;

•  if the stock price is in excess of $400.00 per share (subject to adjustment in the same manner as the stock prices set forth in the second row of the table, as described above), then the make-whole share amount will be zero; and

•  if the stock price is less than $45.00 per share (subject to adjustment in the same manner as the stock prices set forth in the second row of the table, as described above) (the “minimum stock price”), then the make-whole share amount will be determined as if the stock price equaled the minimum stock price, using straight line interpolation, as described above in the first bullet, if the effective date is between two effective dates on the table.

Unless the Treasury portfolio has replaced the Notes as a component of the Corporate Units as a result of a successful optional remarketing, holders of Corporate Units may exercise the fundamental change early settlement right only in integral multiples of 20 Corporate Units. If the Treasury portfolio has replaced the Notes as a component of Corporate Units, holders of the Corporate Units may exercise the fundamental change early settlement right only in integral multiples of 32,000 Corporate Units. A holder of Treasury Units may exercise the fundamental change early settlement right only in integral multiples of 20 Treasury Units.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus), as amended, with the SEC for the offering to which this communication relates (File No. 333-230656). Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the Offering will arrange to send you the base prospectus and the Preliminary Prospectus Supplements if you request them by calling Barclays Capital Inc. at (888) 603-5847; BofA Securities, Inc. at (800) 294-1322; J.P. Morgan Securities LLC at (866) 803-9204; Wells Fargo Securities, LLC at (800) 326-5897; Citigroup Global Markets Inc. at (800) 831-9146; and Scotia Capital (USA) Inc. at (212) 225-6854.

This communication should be read in conjunction with the Preliminary Prospectus Supplements and the accompanying prospectus. The information in this communication with respect to an Offering supersedes the information in the applicable Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in such Preliminary Prospectus Supplement and the accompanying prospectus.

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